UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Material Business Matters Related to Investment Decisions

Entered into a basic agreement on the transfer of shares of Woori Financial Group Inc.

: Woori Financial Group Inc. (“Woori Financial Group”)

and the Korea Deposit Insurance Corporation (“KDIC”)

On October 5, 2023, Woori Financial Group and KDIC entered into a basic stock transfer agreement pertaining to the transfer of the remaining 9,357,960 shares (equity ratio of approximately 1.2%) held by KDIC in Woori Financial Group.

By the implementation deadline of December 31, 2024, KDIC and Woori Financial Group will enter into a final agreement pursuant to which KDIC will proceed to sell the specified shares to Woori Financial Group and Woori Financial Group will undertake the purchase. Both parties commit to making reasonable efforts to ensure the successful execution of this transaction.

In the event that the final agreement cannot be entered into by the implementation deadline, KDIC and Woori Financial Group are committed to engaging in good-faith negotiations to agree on an extension of the implementation deadline.

Specific details, such as the timing of the purchase of the remaining shares, will be determined through a resolution of our board of directors in the future. Disclosures relating to any acquisitions of treasury stocks will also be made following a resolution of the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 5, 2023	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President